1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

March 27, 2025

VIA EDGAR CORRESPONDENCE

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:  The Hartford Mutual Funds, Inc. (File Nos. 333-02381/811-07589), The Hartford Mutual Funds II, Inc. (File Nos. 002-11387/811-00558) and Lattice Strategies Trust (File Nos. 333-199089/ 811-23002) (each, a “Registrant” and together, the “Registrants”)

Dear Ms. Rotter:

We are writing in response to comments you provided telephonically on behalf of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) to Lisa Zeises, Kyle Whiteman and me on February 27, 2025 with respect to the following: (i) the Annual Reports for certain series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. for the period ended October 31, 2023, which were filed on Form N-CSR on January 2, 2024; (ii) the Annual Reports and Annual Financial Statements and Other Information for certain series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. for the period ended October 31, 2024, which were filed on Form N-CSR on January 6, 2025; (iii) the Annual Reports and Annual Financial Statements and Other Information for certain series of Lattice Strategies Trust for the period ended September 30, 2024, which was filed on Form N-CSR on December 2, 2024 (together, the “Annual Reports and Annual Financial Statements and Other Information”); (iv) the Annual Reports for the series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. for the period ended October 31, 2023, which were filed on Form N-CEN on January 12, 2024; (v) the Annual Reports for the series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. for the period ended October 31, 2024, which were filed on Form N-CEN on January 13, 2025; and (vi) the Annual Reports for the series of Lattice Strategies Trust for the period ended September 30, 2024, which were filed on Form N-CEN on December 11, 2024. On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.

March 27, 2025 Page 2

1.

Comment:   Please confirm in correspondence that each non-diversified fund continues to maintain its non-diversification status. The Staff notes that if a fund operates as a diversified fund for an uninterrupted three-year period, such fund will require shareholder approval before changing its status back to non-diversified.

Response:   The Registrants confirm that each fund that is classified as non-diversified did not operate as a diversified fund for an uninterrupted three-year period, except for Hartford Schroders Emerging Markets Multi-Sector Bond Fund. The Registrant will revise the disclosure for Hartford Schroders Emerging Markets Multi-Sector Bond Fund in future filings. Hartford Schroders Emerging Markets Multi-Sector Bond Fund will not operate as a non-diversified fund without shareholder approval.

2.	Comment: Please explain what the amount of commission recapture noted in various of the funds’ statements of operations represents.

Response:   The item titled commission recapture, noted in various of the funds’ statements of operations, provides amounts of fees recaptured by individual funds. Certain funds have entered into agreements with broker-dealers to partially recapture non-discounted trade commissions.

3.

Comment:   The investment management fees in the statement of operations for the Hartford Real Asset Fund for the year ended October 31, 2024 are disclosed as $898,287. The amount disclosed in the key fund statistics section of the Hartford Real Asset Fund’s annual report is different. Please explain the difference in correspondence.

Response:   The Registrant confirms that each amount is correct. Pursuant to Item 27A(e), Instruction 2 of Form N-1A, the instruction relating to the total advisory fee amount disclosed in a fund’s annual report, in relevant part, are as follows: “The total advisory fees paid is the total amount of investment advisory fees as disclosed in the Fund’s statement of operations as required by paragraph 2(a) of rule 6-07 of Regulation S-X). The total investment advisory fees should include any reductions or reimbursements of such fees.” The Registrant notes that the amount of $898,287 disclosed as investment management fees in the Fund’s statement of operations for the Fund’s completed fiscal year represents the Fund’s investment management fee prior to the application of management fee waivers. The amount of $800,743 disclosed as total investment management fees paid in the Fund’s annual report represents the amount of investment management fees

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following the application of management fee waivers, in accordance with the relevant instruction.

4.

Comment:   For the Annual Reports and Annual Financial Statements and Other Information for certain series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. for the period ended October 31, 2024 and the Annual Reports and Annual Financial Statements and Other Information for certain series of Lattice Strategies Trust for the period ended September 30, 2024, please explain in correspondence how each requirement outlined in Item 10 of Form N-CSR has been satisfied by the disclosure in Item 7. In addition, please provide responses to Item 10 in correspondence and confirm going forward that this information will be provided in Item 7 or Item 10.

Response:   The Registrants note that, in relevant part, the instructions to Item 10 of Form N-CSR are as follows: “Unless the following information is disclosed as part of the financial statements included in Item 7, an open-end management investment company registered on Form N-1A must disclose the aggregate remuneration paid by the company during the period covered by the report to: (1) All directors and all members of any advisory board for regular compensation; (2) Each director and each member of an advisory board for special compensation; (3) All officers; and (4) Each person of whom any officer or director of the Fund is an affiliated person.” For The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc., the Registrants note that Board of Directors fees and Chief Compliance Officer fees are each included in the statements of operations for each series of those Registrants. The Registrants further note that they do not pay salaries or compensation to any officers or directors who are employed by the adviser to the series of the Registrants. Therefore, with respect to The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc., the Registrants confirm that all amounts required to be disclosed under Item 10 of Form N-CSR are currently disclosed under Item 7. With respect to Lattice Strategies Trust, under the Registrant’s advisory agreement, the adviser pays all expenses of the Trust, except for certain specific items enumerated in the Registrant’s advisory agreement. Accordingly, Lattice Strategies Trust confirms that it did not pay any remuneration to its officers or directors, and therefore, no remuneration was disclosed. Nonetheless, the Registrants confirm that the information required under Item 10 of Form N-CSR will be disclosed in Item 7 or Item 10 going forward.

5.

Comment:   For the Form N-CEN filing for The Hartford Mutual Funds II, Inc. filed on January 12, 2024, the responses to Item c.8 indicated that the Hartford Schroders US Small Cap Opportunities Fund did not waive fees pursuant to an

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expense limitation arrangement during the reporting period. The Staff notes that the statement of operations for the Fund in the Annual Report for the period ended October 31, 2023 indicated that the Fund waived fees. Please explain the discrepancy in correspondence.

Response:   The Registrant respectfully notes that the responses to Item c.8 indicated that the Hartford Schroders US Small Cap Opportunities Fund had an expense limitation arrangement in place during the relevant reporting period and that expenses of the Fund were reduced or waived pursuant to an expense limitation arrangement during the reporting period. The Registrant notes that this response is consistent with the Fund’s statement of operations for the period ended October 31, 2023, which discloses amount waived pursuant to expense waivers for the Fund.

6.

Comment:   For the Form N-CEN filing for The Hartford Mutual Funds, Inc. filed on January 12, 2024, the responses to Item c.8 indicated that The Hartford MidCap Fund waived fees pursuant to an expense limitation arrangement during the reporting period. The Staff notes that the current prospectus for the Fund does not disclose fee waivers. Please explain the discrepancy in correspondence.

Response:   The Registrant respectfully notes that the responses to Item c.8 indicated that The Hartford MidCap Fund had an expense limitation arrangement in place during the relevant reporting period and that expenses of the Fund were reduced or waived pursuant to an expense limitation arrangement during the reporting period. The Registrant notes that Fund’s prospectus dated March 1, 2022 disclosed the existence of a transfer agency fee waiver arrangement in place from March 1, 2022 until February 28, 2023.

7.

Comment:   For the Form N-CEN filings for The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc., each filed on January 12, 2024, no response was provided for the following funds for Item c.6: Hartford Schroders Tax-Aware Bond Fund, Hartford Schroders US MidCap Opportunities Fund and Hartford MidCap Value Fund. In correspondence, please explain why no responses were provided.

Response:   The Registrants note that Item C.6.f of Form N-CEN requires a registrant to provide the monthly average of the value of portfolio securities on loan during the reporting period. In supplemental guidance with respect to this item, the Staff set forth three non-exclusive methodologies a fund could use to calculate the

March 27, 2025 Page 5

monthly average of the value of portfolio securities on loan.1 In particular, the answer to question 7 with respect to the N-CEN FAQs notes that the following calculation methodology is the second of three permissible methodologies: [2.] “Take the sum of the value of securities on loan, or net assets, at the end of each month and divide that sum by the number of months in the reporting period.” The Registrants’ calculation of the monthly average of the value of portfolio securities on loan during the reporting period for each fund uses this calculation methodology, which is consistent with the FAQs. With respect to each of the Funds noted, the Registrants note that no portfolio securities were on loan at each month-end for the fiscal period for which Form N-CEN information is provided. Therefore, pursuant to a calculation methodology set forth in the FAQs, the monthly average of the value of portfolio securities on loan during the reporting period was correctly disclosed as “0.00000000.”

8.

Comment:   The Staff noted that for the Form N-CEN filing for The Hartford Mutual Funds, Inc. filed on January 13, 2025, the provision of financial support attachment describes a reimbursement to the Hartford Multi-Asset Income Fund from the Fund’s sub-adviser due to a trade error. Please explain the events of the trade error and the timeframe of the occurrence and identification of the error. Please also confirm whether procedures were implemented to minimize the recurrence of these errors. Please also explain if any shareholder reprocessing was required.

Response:   When placing trades for the Hartford Multi-Asset Income Fund on August 2, 2024, the sub-adviser inadvertently placed oversized trades as a result of using the wrong portfolio ID number. The sub-adviser identified the error on August 2, 2024, and all the trades were unwound by August 7, 2024. The Fund was reimbursed in full on August 19, 2024. In accordance with the Fund’s NAV Error Correction Guidelines and Procedures, no shareholder reprocessing was required because the error constituted less than 0.50% of the Fund’s NAV with respect to each share class. Procedures to prevent recurrence were, and are being, implemented by the Fund’s sub-adviser. The Fund’s sub-adviser (1) updated peer review procedures for Investment Implementation teams in October 2024, the updates were designed to prevent errors in trade sizing from the incorrect use of account identifiers, and (2) is currently implementing additional procedures to

1 See “Investment Company Reporting Modernization Frequently Asked Questions” (updated as of April 21, 2021) (the “FAQs”).

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ensure timely and accurate information flow when portfolio managers delegate management of portions of the Fund to other teams.

9.

Comment:   The Staff noted that while The Hartford Emerging Markets Local Debt Fund paid distributions from a return of capital for the year ended October 31, 2024. Item b.23 for the Form N-CEN filing for The Hartford Mutual Funds, Inc. filed on January 13, 2025 was not checked yes. Please explain why these distributions were not accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940, as amended.

Response:   The Hartford Emerging Markets Local Debt Fund declares monthly distributions of net investment income using the Fund’s book income from its accounting records. The Fund’s calculation of net investment income for monthly distributions does not consider realized capital gains, return of capital or other sources which require a Section 19(a) notice. Since the monthly distributions do not take into account any book-tax differences, there is a possibility for the Fund to have a distribution in excess of its net investment company taxable income. The Fund’s return of capital distribution was a result of net foreign currency losses incurred during the fiscal year. Under Section 988 of the Internal Revenue Code, these net losses are ordinary in character and reduce net investment company taxable income. The foreign currency losses were tax-basis and not book-basis. Providing a Rule 19a-1 notice would not have been consistent with the Fund’s book-basis Section 19(a) policy and therefore was not provided to Fund shareholders.

10.

Comment:   The Staff notes that one of the individuals signing the certifications pursuant to Form N-CSR, must be a registrant’s “principal executive officer”. Please confirm that one of the individuals who signed the certifications for the Registrants’ Form N-CSR filings is that Registrant’s principal executive officer. Please also confirm that, going forward, such title will be included.

Response:   The Registrants note that the certifications for each of the Annual Reports and Annual Financial Statements and Other Information were signed by an individual with the title President and Chief Executive Officer. The Registrants confirm that such title is the functional equivalent of the title principal executive officer as provided in Form N-CSR. The Registrants confirm that they will add the title “principal executive officer” in future Form N-CSR filings.

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March 27, 2025 Page 7

Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Lisa Zeises
John V. O’Hanlon